UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)
New Valley Corporation
(Name of Subject Company)
Vector Group Ltd
VGR Holding Inc.
(Name of Filing Persons – Offerors)
Common Share, par value $0.01 per share
(Title of Class of Securities)
649080-50-4
(CUSIP Number of Class of Securities)
Joselynn D. Van Siclen
Vice President and Chief Financial Officer
Vector Group Ltd.
100 S.E. Second Street
Miami, Florida 33131
(305) 579-8000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
Copies to:
Roland Hlawaty, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
(212) 530-5735

Calculation of Filing Fee

Transaction value*	Amount of filing fee

$75,972,894	$8,942

*	Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, based on the product of (i) $7.90, the average of the high and low sales prices of New Valley Corporation’s common shares and (ii) 9,616,822, the maximum number of common shares to be acquired pursuant to the offer.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,942.	Filing Party: Vector Group Ltd.
Form or Registration No.: Form S-4.	Date Filed: October 20, 2005.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO (together with the Initial Schedule TO (as defined below), and as previously amended and as amended hereby, the “Schedule TO”), is filed by Vector Group Ltd., a Delaware corporation (“Vector”), and its wholly owned subsidiary, VGR Holding Inc., a Delaware corporation (“VGR”). The Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed on October 20, 2005 (the “Initial Schedule TO”), and relates to the offer by VGR to exchange 0.461 of a share of Vector common stock for each outstanding common share of New Valley Corporation, on the terms and conditions contained in Vector’s prospectus dated October 20, 2005, and in the related Letter of Transmittal, copies of which are incorporated by reference to Exhibits (a)(1) and (a)(2) to the Initial Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
Items 1 to 11.
     The information set forth in the Offer is incorporated herein by reference with respect to Items 1-11 of this Schedule TO.
Item 12. Exhibits.

(a)(11)	Press Release dated November 3, 2005 (incorporated by reference to Form 425 filed by Vector on November 3, 2005).
Item 13. Information Required By Schedule 13e-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VECTOR GROUP LTD.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

VGR HOLDING INC.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

Dated: November 3, 2005

EXHIBIT INDEX

(a)(11)	Press Release dated November 3, 2005 (incorporated by reference to Form 425 filed by Vector on November 3, 2005).